# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-024817
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 8,443,225; sole dispositive power 0; shared dispositive power 8,443,225; aggregate amount beneficially owned 8,443,225 (7.2% of the class)
  Comment: Based on 116,946,288 shares of the Issuer's Class A common stock outstanding as of April 8, 2025, as set forth in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on April 23, 2025.
- Fullerton Management Pte Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,981,179; sole dispositive power 0; shared dispositive power 3,981,179; aggregate amount beneficially owned 3,981,179 (3.4% of the class)
  Comment: Based on 116,946,288 shares of the Issuer's Class A common stock outstanding as of April 8, 2025, as set forth in the Issuer's definitive proxy statement on Schedule 14A filed with the Commission on April 23, 2025.
- Temasek Life Sciences Private Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); shared voting power 3,981,179; shared dispositive power 3,981,179; aggregate amount beneficially owned 3,981,179 (3.4% of the class)
  Comment: Based on 116,946,288 shares of the Issuer's Class A common stock outstanding as of April 8, 2025, as set forth in the Issuer's definitive proxy statement on Schedule 14A filed with the Commission on April 23, 2025.
- V-Sciences Investments Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,981,179; sole dispositive power 0; shared dispositive power 3,981,179; aggregate amount beneficially owned 3,981,179 (3.4% of the class)
  Comment: Based on 116,946,288 shares of the Issuer's Class A common stock outstanding as of April 8, 2025, as set forth in the Issuer's definitive proxy statement on Schedule 14A filed with the Commission on April 23, 2025.

## Item 1. Issuer
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, TX 76102

## Item 2. Person Filing
Name of person filing:
(i) Temasek Holdings (Private) Limited ("Temasek");
(ii) Fullerton Management Pte Ltd ("Fullerton");
(iii) Temasek Life Sciences Private Limited ("TLS"); and
(iv) V-Sciences Investments Pte Ltd ("V-Sciences" and, together with Temasek, Fullerton and TLS, the "Reporting Persons")
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.
Citizenship: The citizenship of each of the Reporting Persons is the Republic of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of May 2, 2025, V-Sciences directly owned 3,981,179 shares of the Issuer's Class A common stock. V-Sciences is a wholly-owned subsidiary of TLS, which is a wholly-owned subsidiary of Fullerton, which is a wholly-owned subsidiary of Temasek. Each of TLS, Fullerton and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by V-Sciences.

Temasek, through the ownership described herein and the indirect 100% ownership of two other entities that directly owned an aggregate of 4,462,046 shares of the Issuer's Class A common stock as of May 2, 2025, may be deemed to beneficially own in aggregate 8,443,225 shares of the Issuer's Class A common stock, including the 3,981,179 shares of the Issuer's Class A common stock directly owned by V-Sciences.
Percent of class:
As of May 2, 2025:

Temasek: 7.2%
Fullerton, TLS and V-Sciences: 3.4%

Based on 116,946,288 shares of the Issuer's Class A common stock outstanding as of April 8, 2025, as set forth in the Issuer's definitive proxy statement on Schedule 14A filed with the Commission on April 23, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Temasek: 8,443,225
Fullerton, TLS and V-Sciences: 3,981,179
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Temasek: 8,443,225
Fullerton, TLS and V-Sciences: 3,981,179

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee / Authorized Signatory (05/08/2025)
- Fullerton Management Pte Ltd: /s/ Gregory Tan, Gregory Tan / Director (05/08/2025)
- Temasek Life Sciences Private Limited: /s/ Lim Siew Lee Sherlyn, Lim Siew Lee Sherlyn / Director (05/08/2025)
- V-Sciences Investments Pte Ltd: /s/ Han Sack Teng, Han Sack Teng / Director (05/08/2025)
Comment: This statement reports the fact that each of Fullerton, TLS and V-Sciences have ceased to be the beneficial owner of more than 5 percent of the Issuer's Class A common stock.